UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2025

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Annual General Meeting of Shareholders

On November 10, 2025, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), convened its 2025 Annual General Meeting of Shareholders (the “Annual Meeting”); however, due to the lack of a quorum, the Annual Meeting was adjourned for one week to the same time and place. Accordingly, the Annual Meeting will be reconvened on Monday, November 17, 2025, beginning at 7:00 p.m. Israel time, at the offices of the Company located at 14 Einstein Street, Nes Ziona, Israel 7403618. The voting deadline for receipt by the Company or the Company’s transfer agent of a mailed proxy has been extended to November 14, 2025 by 7:00 p.m. Israel time and the deadline for the Company’s shareholders to vote by telephone or internet has been extended to November 13, 2025 by 11:59 p.m. eastern time. Shareholders that hold the Company’s ordinary shares through a member of the Tel Aviv Stock Exchange (“TASE”) may vote their shares as follows (i) in person at the Annual Meeting, by presenting a certificate signed by a TASE member that complies with the Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000 (an “Ownership Certificate”), confirming ownership of the shares on the record date; or (ii) by proxy, by delivering a duly executed proxy card, together with a valid Ownership Certificate as of the record date, to the Company’s offices at 14 Einstein Street, Nes Ziona, Israel 7403618, Attention: Chief Financial Officer, no later than 7:00 p.m. (Israel time) on November 13, 2025; (iii) electronically, via the electronic voting system of the Israel Securities Authority, up to six hours before the time of the adjourned meeting (i.e., by no later than 1:00 p.m. Israel time on November 17, 2025).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name:	Oren Hershkovitz
Title:	Chief Executive Officer

Date: November 10, 2025

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